UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

SECURITY NATIONAL FINANCIAL CORPORATION
(Name of Issuer)

Class A Common Stock, $2.00 Par Value
(Title of Class of Securities)

814785309
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[x]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS George R. and Shirley C. Quist Family Partnership, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) G Not applicable. (b) G
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
Class A common stock – 1,453,078 shares
Class C common stock – 633,282 shares (1)
(Class C common stock may be converted into Class A common stock at the ratio of one share of Class A common stock for each share of Class C common stock)

	6	SHARED VOTING POWER Class A common stock – None Class C common stock – None
	7	SOLE DISPOSITIVE POWER Class A common stock – 1,453,078 shares Class C common stock – 633,282 shares
	8	SHARED DISPOSITIVE POWER Class A common stock – None Class C common stock – None
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,453,078 shares of Class A common stock and 633,282 shares of Class C common stock (Class C common stock may be converted into Class A common stock at the ratio of one share of Class A common stock for each share of Class C common stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Class A common stock – 13.7% (2); Class C common stock – 30.3%
12	TYPE OF REPORTING PERSON IN

(1)	Each share of Class C common stock has ten votes. Thus, 633,282 shares of Class C common stock have 6,332,820 votes.

(2)
Assumes that 633,282 shares of Class C common stock that the George R. and Shirley C. Quist Family Partnership, Ltd. beneficially owns are converted into 633,282 shares of Class A common stock, which would result in the family partnership becoming the beneficial owner of a total 2,086,360 shares of Class A common stock, or 13.7% of the outstanding shares of Class A common stock.

Item 1.
(a)	Name of Issuer Security National Financial Corporation

(b)	Address of Issuer's Principal Executive Offices 5300 South 360 West, Suite 250 Salt Lake City, Utah 84123

Item 2.
(a)	Name of Persons Filing George R. and Shirley C. Quist Family Partnership, Ltd.

(b)	Address of Principal Business Office or, if none, Residence 7 Wanderwood Way Sandy, Utah 84092

(c)	Citizenship The George R. and Shirley C. Quist Family Partnership, Ltd. is a limited partnership formed under the laws of the State of Utah

(d)	Title of Class of Securities Class A Common Stock, $2.00 par value

(e)	CUSIP Number 814785309

Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:  Not applicable.

(a) ___	Broker or Dealer registered under Section 15 of the Act

(b) ___	Bank as defined in Section 3(a)(6) of the Act

(c) ___	Insurance Company as defined in Section 3(a)(19) of the Act

(d) ___	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) ___	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f) ___	An employee benefit plan, or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g) ___	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

(h) ___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) ___	A church plan that is excluded from the definition of an investment company under Section 3(6)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned as of December 31, 2018

George R. and Shirley C. Quist	1,453,078 shares of Class A common stock
Family Partnership, Ltd.	633,282 shares of Class C common stock
(Class C common stock may be converted into Class A common stock at the ratio of one share of Class A common stock for each share of Class C common stock)

(b)	Percent of Class

Class A common stock – 13.7% (2)
Class C common stock – 30.3%

(c)	Number of shares as to which such person has:

(i)
sole power to vote or to direct the vote:
Class A common stock – 1,453,078 shares
Class C common stock – 633,282 shares (1)
  (Class C common stock may be converted into Class A common stock at the ratio of one share of Class A common stock for each share of Class C common stock)

(ii)	shared power to vote or to direct the vote: Class A common stock – None Class C common stock – None

(iii)	sole power to dispose or to direct the disposition of: Class A common stock – 1,453,078 shares Class C common stock – 633,282 shares

(iv)	shared power to dispose or to direct the disposition of: Class A common stock – None Class C common stock – None

(1)	Each share of Class C common stock has ten votes. Thus, 633,282 shares of Class C common stock have 6,332,820 votes.

(2)
Assumes that 633,282 shares of Class C common stock that the George R. and Shirley C. Quist Family Partnership, Ltd. beneficially owns are converted into 633,282 shares of Class A common stock, which would result in the family partnership becoming the beneficial owner of a total of 2,086,360 shares of Class A common stock, or 13.7% of the outstanding shares of Class A common stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2019

/s/ Scott M. Quist
Name/Title

Scott M. Quist, as Managing Partner of the George R. and Shirley C. Quist Family Partnership, Ltd.